October 26, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Allegro MicroSystems, Inc.

Registration Statement on Form S-1

Filed October 6, 2020

Registration No. 333-249348

Dear Ms. Purnell:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on October 28, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Allegro MicroSystems, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Labonski of Latham & Watkins LLP, counsel to the Company, at (212) 906-1323, or in his absence, Keith Halverstam at (212) 906-1761, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Allegro MicroSystems, Inc.

By:	/s/ Ravi Vig
Ravi Vig
President and Chief Executive Officer

cc:	Peter Labonksi, Esq.

Keith Halverstam, Esq.